Supplemental Proxy Information

The Annual Meeting of the Stockholders of the Morgan Stanley Russia and New Europe Fund, Inc. was held on April 29, 1999. The following is a summary of each proposal presented and the total number of shares voted:

1.  To elect the following Directors:   Peter J. Chase
                                        David B. Gill
                                        Michael F. Klein

2. To ratify the selection of PricewaterhouseCoopers LLP as independent accountants of the Fund

3. To approve an amendment to the Fund's Articles of Incorporation to change the name of the Fund to Morgan Stanley Dean Witter Eastern Europe Fund, Inc.

4. To approve an amendment to the Fund's investment restrictions to allow the Fund to invest more than 25% of the Fund's total assets in securities of companies involved in the telecommunications industry if the Board of Directors of the Fund determines that certain criteria are met

        Votes in        Votes           Authority       Votes
        Favor of        Against         Withheld        Abstained
        ---------       --------        ----------      ----------
    1.  2,532,457       --              27,063          --
        2,532,457       --              27,063          --
        2,532,457       --              27,063          --

    2.  2,539,968       10,697          --              8,855

    3.  2,522,614       27,089          --              9,817

    4.  1,783,720       25,957          --              7,381